UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	ICL Prices Private Offering of $600 Million Senior Notes due 2038

Item 1

ICL Prices Private Offering of $600 Million Senior Notes due 2038

Tel Aviv, Israel, May 23, 2018 – ICL (NYSE & TASE: ICL) announced today the pricing of an offering (the “offering”) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of $600 million aggregate principal amount of senior unsecured notes due 2038 (the “notes”), bearing interest at a rate of 6.375% to be paid semi-annually until maturity, issued at a price of 100% to yield 6.375% and with the principal amount to be repaid in one instalment at maturity. The offering is expected to settle on May 31, 2018, subject to customary closing conditions, including listing of the notes on the Institutional Investors’ trading system operated by the Tel Aviv Stock Exchange Ltd.

ICL intends to use the net proceeds from the offering to partially replace cash on hand, or repay short-term borrowings and its revolving credit facility, used to repurchase any and all 4.50% senior notes due 2024 validly tendered and not validly withdrawn in a previously announced concurrent tender offer, and to pay related fees and expenses, including applicable tender premiums and any accrued interest, and use any remaining net proceeds for general corporate purposes, which could include debt repayment, capital expenditures, investments or acquisitions. As a result of the repurchase of notes in the tender offer, ICL will recognize an expense during this quarter in an amount equal to the difference between the consideration paid for such notes and their book value as reflected in ICL’s financial statements.

The notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Unless they are registered under the Securities Act or the securities law of any applicable state, Israel or any other jurisdiction, the notes may not be offered or sold within the United States, Israel or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), or to any Israeli persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, applicable state securities laws, the Israeli Securities Law, 1968 (the “Israeli Securities Law”) and applicable laws of other jurisdictions.

Accordingly, ICL is offering and selling the notes only (a) in the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A) (“QIBs”), in compliance with Rule 144A; and (b) in offshore transactions complying with Regulation S to persons reasonably believed to be Qualifying Investors. “Qualifying Investor” means a non-U.S. person (within the meaning of Regulation S under the Securities Act) that is also (i) a QIB, (ii) an institutional investor that satisfies the criteria set forth in the First Addendum to the Israeli Securities Law or complies with the criteria of the Israeli Securities Authority for investors incorporated outside Israel as set forth in Section 15A(b)(2) of the Israeli Securities Law (a “Qualified Israeli Investor”) or (iii) (x) a person described in sub-paragraph (1) of Section I of Annex II to Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments (as amended, “MiFID II”); who is authorized or regulated by a member state (“Member State”) of the European Economic Area (“EEA”) or (y) a person or entity that is both (I) a QIB or a Qualified Israeli Investor and (II) a “qualified investor” as defined in Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including Directive 2010/73/EU of 24 November 2010) (the “Prospectus Directive”) (a “Qualified European Investor”); provided that (A) in relation to offers of the notes in any Member State, “Qualifying Investor” shall only include Qualified European Investors and such offers will be subject to any relevant implementing measure in each Member State of Article 2(1)(e) of the Prospectus Directive and (B) in relation to offers of the notes to natural persons resident in Israel or entities organized or formed in Israel, “Qualifying Investor” shall only include Qualified Israeli Investors.

The notes described in this announcement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase the notes, nor shall it constitute an offer, solicitation or sale of the notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made solely pursuant to an offering memorandum, which sets forth the terms of the offering.

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About ICL

ICL is a leading global specialty minerals and specialty chemicals company that operates 3 mineral chains in a unique, integrated business model. ICL extracts raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in the various agriculture and industrial markets. ICL’s operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the company’s structure, in 2017 the Specialty Fertilizers business became was shifted to the Essential Minerals segment.

ICL’s legal name is Israel Chemicals Ltd. and its commercial name is ICL. ICL is a public company and operates today as a limited liability company under the laws of Israel. ICL’s registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at ICL’s registered office is +972 3 684 4400.

Forward-Looking Statements

This press release contains forward-looking statements as to ICL’s expectations concerning the offering, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2017 and under “Summary—Recent Developments” in the offering memorandum. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 23, 2018